U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: AMERICAFIRST QUANTITATIVE FUNDS

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2960 North Meridian Street, Indianapolis, IN 46208

Telephone Number (including area code): 317/917-7000

Name and address of agent for service of process:

Ms. Tara Pierson

2960 North Meridian Street

Indianapolis, IN 46208

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    Yes  ☒    No  ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Indianapolis and the State of Indiana on the 15th day of February, 2012.

/s/ Tara Pierson
Tara Pierson Secretary

Attest:	/s/ Carol Highsmith
Carol Highsmith
Assistant Secretary